Mail Stop 3561

June 12, 2007

Mr. Mathew D. Serra
Chief Executive Officer
Foot Locker, Inc.
112 West 34th Street
New York, New York 10120

      RE: Foot Locker, Inc.
               Form 10-K for Fiscal Year Ended February 3, 2007
               Filed April 2, 2007
               File No. 1-10299

Dear Mr. Serra:

We have reviewed your response letter dated May 24, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of the comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 3, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Capital Structure, page 15

Debt Capitalization and Equity, page 15

1.   We reviewed the proposed revision to your disclosure in response to comment one in our letter dated May 8, 2007 and we re-issue part of our previous comment. Please disclose that the "total net debt capitalization percent including present value of operating leases" is a non-GAAP financial measure. Also, please disclose the reasons why the non-GAAP presentation provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measures. Refer to Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements, page 31

Note 23 Legal Proceedings, page 59

2.   Please provide us with the analysis of your legal proceedings that you refer to in your response to comment four in our letter dated May 8, 2007. Please include your assessment of whether losses are probable or reasonably possible and a summary of your loss accruals and estimates.

Item 9A. Controls and Procedures, page 63

3.   We reviewed the proposed revision to your disclosure in response to comment five in our letter dated May 8, 2007. Please insert "under the Exchange Act" after the reference to "the reports that [you] file or submit" in the conclusion of your officers. Refer to Exchange Act Rule 13a-15(e).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                                Sincerely,

                                                William Thompson
                                                Branch Chief